EXHIBIT 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization
BAK International Limited	Hong Kong
BAK International (Tianjin) Ltd.	People’s Republic of China
Shenzhen BAK Battery Co., Ltd.	People’s Republic of China
BAK Electronics (Shenzhen) Co., Ltd.	People’s Republic of China
BAK Battery Canada Ltd.	Canada
BAK Europe GmbH	Germany
BAK Telecom India Private Limited	India